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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

HOT TOPIC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

441339108

(CUSIP Number)

Becker Drapkin Management, L.P.
Attn:  Steven R. Becker
Attn:  Matthew A. Drapkin
500 Crescent Court
Suite 230
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,177,675
	8	SHARED VOTING POWER 2,385,427
	9	SOLE DISPOSITIVE POWER 1,177,675
	10	SHARED DISPOSITIVE POWER 2,385,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,563,102
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 934,807
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 934,807
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 934,807
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 132,443
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 132,443
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,443
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,318,177
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,318,177
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318,177
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,563,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,563,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,563,102
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,617 (1)
	8	SHARED VOTING POWER 3,563,102
	9	SOLE DISPOSITIVE POWER 28,617 (1)
	10	SHARED DISPOSITIVE POWER 3,591,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,591,719 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 22,272 shares of Common Stock that Mr. Becker has the right to acquire within 60 days pursuant to stock options to purchase shares of Common Stock of the Issuer.

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,617 (1)
	8	SHARED VOTING POWER 3,563,102
	9	SOLE DISPOSITIVE POWER 28,617 (1)
	10	SHARED DISPOSITIVE POWER 3,563,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,591,719 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 22,272 shares of Common Stock that Mr. Drapkin has the right to acquire within 60 days pursuant to stock options to purchase shares of Common Stock of the Issuer.

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 2, 2010, Amendment No. 1 thereto, filed with the SEC on September 21, 2010, Amendment No. 2 thereto, filed with the SEC on October 18, 2010, Amendment No. 3 thereto, filed with the SEC on April 13, 2011, and Amendment No. 4 thereto, filed with the SEC on September 14, 2012, with respect to the common stock (the “Common Stock”) of Hot Topic, Inc., a California corporation (the “Issuer”).

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

(a)-(j)           On March 6, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with 212F Holdings LLC (“Parent”) and HT Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”).  The Merger Agreement provides for the merger (the “Merger”) of Merger Sub with and into the Issuer, upon the terms and conditions set forth in the Merger Agreement.

On March 6, 2013, certain of the Reporting Persons entered into a Support Agreement (the “Support Agreement”) with Parent and Merger Sub pursuant to which those Reporting Persons agreed (i) not to transfer, encumber or enter into a voting agreement with respect to the shares of Common Stock beneficially owned by such Reporting Persons (the “Shares”), (ii) to attend any applicable shareholder meetings and to vote the Shares in favor of the Merger Agreement and the Merger, and (iii) to attend any applicable shareholder meetings and to vote the Shares against any actions that would materially interfere with the Merger, certain competing acquisition proposals for the Issuer and any action, proposal, transaction or agreement that would result in breach of the Merger Agreement.  The Support Agreement terminates upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time (as defined in the Merger Agreement), (iii) certain changes to the terms of the Merger and (iv) December 31, 2013.  In addition, the voting obligations under the Support Agreement will not be in effect if the board of directors of the Issuer changes its recommendation to shareholders of the Issuer regarding the Merger and the Merger Agreement.

The foregoing brief description of certain terms of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement which is attached as Exhibit 1 hereto and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On March 6, 2013, certain of the Reporting Persons entered into the Support Agreement, the terms of which are described in Item 4 of this Schedule 13D.

On March 7, 2013, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements (including any amendments) on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as Exhibit 2 hereto and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Support Agreement, dated March 6, 2013, by and among 212F Holdings LLC; HT Merger Sub Inc.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners I, L.P. and Becker Drapkin Management, L.P.

Exhibit 2
Joint Filing Agreement, dated April 13, 2011, by and among BD Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners I, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           March 7, 2013

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BD PARTNERS I, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

Exhibit 1

SUPPORT AGREEMENT

SUPPORT AGREEMENT (this “Agreement”), dated as of March 6, 2013, is by and among 212F Holdings LLC, a Delaware limited liability company (“Parent”), HT Merger Sub Inc., a California corporation and a direct, wholly-owned Subsidiary of Parent (“Merger Sub”), and Becker Drapkin Partners (QP), L.P., a Texas limited partnership (“Becker Drapkin QP”), Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”), BD Partners I, L.P. (“BD Partners I”), a Texas limited partnership and Becker Drapkin Management, L.P., a Texas limited partnership (“BD Management”, and with Becker Drapkin QP, Becker Drapkin, L.P. and BD Partners I, on a collective and individual basis, “Shareholder”).

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub, and Hot Topic, Inc., a California corporation (the “Company”), will enter into an Agreement and Plan of Merger, dated as of the date hereof, in the form attached hereto as Exhibit A and as may be amended from time to time in accordance with its terms (the “Merger Agreement”), which provides for the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement);

WHEREAS, Shareholder is, as of the date hereof, the record and/or beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which meaning will apply for all purposes of this Agreement) of the number of shares of Common Stock, no par value (the “Company Common Stock”), of the Company set forth opposite the name of Shareholder on Schedule I hereto (together with any shares of Company Common Stock and of the Company which Shareholder may acquire at any time in the future during the term of this Agreement, the “Shares”); and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and as an inducement and in consideration therefor, Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Parent and Merger Sub as follows:

(a) Shareholder (i) is the record and/or beneficial owner of the shares of Company Common Stock set forth opposite Shareholder’s name on Schedule I to this Agreement and (ii) except as set forth in Schedule I to this Agreement, Shareholder does not hold or have any beneficial ownership interest in any other shares of Company Common Stock.

(b) Shareholder has the legal capacity or requisite entity power and authority, as the case may be, to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  If Shareholder is an entity, it is duly organized, validly existing and in good standing under the laws of the state of its formation, and has taken all necessary entity action to authorize the execution, delivery and performance of this Agreement.

(c) This Agreement has been duly executed and delivered by Shareholder and, assuming this Agreement constitutes a legally valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(d) If Shareholder is an individual and the Shares constitute community property or otherwise require spousal approval in order for this Agreement to be a legally valid and binding obligation of Shareholder, this Agreement has been duly executed and delivered by Shareholder’s spouse and, assuming this Agreement is a legal, valid and binding obligation of Parent and Merger Sub, constitutes a legal, valid and binding obligation of Shareholder’s spouse, enforceable against such spouse in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(e) Neither the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or by which Shareholder or Shareholder’s assets are bound, except for any such violation, default or conflict which would not prevent or delay the performance by Shareholder of any of its obligations under this Agreement. The consummation by Shareholder of the transactions contemplated hereby will not (i) violate any provision of any law, order, settlement, judgment, injunction or decree applicable to Shareholder, (ii) if Shareholder is an entity, conflict with or violate Shareholder’s organizational documents (iii) require any consent, approval, or notice under any law applicable to Shareholder other than (x) as required under the Exchange Act and the rules and regulations promulgated thereunder and/or (y) where the failure to obtain such consents or approvals or to make such notifications, would not, individually or in the aggregate, prevent or materially delay the performance by Shareholder of any of its obligations under this Agreement.

(f) The Shares and the certificates, if any, representing the Shares owned beneficially and/or of record by Shareholder are now, and at all times during the term hereof will be, held by Shareholder, by a nominee or custodian for the benefit of Shareholder or its clients, free and clear of all Encumbrances, claims, proxies, voting trusts or agreements, options, rights (other than community property interests, if any, applicable to an individual Shareholder), understandings or arrangements or any other liens or restrictions whatsoever on title, transfer, or exercise of any rights of a shareholder in respect of such Shares (collectively, “Liens”), except for (i) any such Liens arising hereunder, (ii) any applicable restrictions on transfer under state or federal securities laws and (iii) any rights, agreements, understandings or arrangements that represent solely a financial interest in cash received upon sale of the Shares (collectively, “Permitted Liens”).

(g) Shareholder has full voting power, full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares and except for Permitted Liens (none of which will prevent Shareholder from complying with the terms of this Agreement).

(h) There is no Legal Proceeding pending or, to the knowledge of Shareholder, threatened against Shareholder at law or equity before or by any Governmental Body that could reasonably be expected to impair or materially delay the performance by Shareholder of Shareholder’s obligations under this Agreement.

(i) Shareholder has received and reviewed a substantially final draft of the Merger Agreement. Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement.

(j) No broker, investment bank, financial advisor or other Person is entitled to any broker’s, finder’s, financial adviser’s or similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Shareholder in its capacity as such.

SECTION 2. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub hereby, jointly and severally, represents and warrants to Shareholder as follows:

(a) Each of Parent and Merger Sub is an entity duly formed, validly existing and in good standing under the laws of its jurisdiction of formation, and each of Parent and Merger Sub has all requisite entity power and authority to execute and deliver this Agreement and the Merger Agreement and to consummate the transactions contemplated hereby and thereby, and has taken all necessary entity action to authorize the execution, delivery and performance of this Agreement and the Merger Agreement.

(b) This Agreement and the Merger Agreement have been duly authorized, executed and delivered by each of Parent and Merger Sub, and, assuming such agreements constitute legally valid and binding obligations of the other parties thereto, this Agreement and the Merger Agreement constitute the legally valid and binding obligations of each of Parent and Merger Sub, enforceable against each of them in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

SECTION 3. Transfer of the Shares; Other Legal Proceedings.

(a) Prior to the termination of this Agreement, except as otherwise expressly provided herein (including pursuant to this Section 3 or Section 4) or in the Merger Agreement, Shareholder shall not: (i) transfer, assign, sell, gift-over, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, enter into any derivative arrangement with respect to, create or suffer to exist any Liens (other than Permitted Liens) on or consent to any of the foregoing (“Transfer”), any or all of Shareholder’s Company Options, if any, or Shares, or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding other than a Permitted Lien (provided such Permitted Lien shall not prevent Shareholder from complying with the terms of this Agreement) with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares with respect to any matter that is inconsistent with the provisions hereof; (iv) deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares; or (v) knowingly, directly or indirectly, take or cause the taking of any other action that would restrict, limit or interfere with the performance of Shareholder’s obligations hereunder or the transactions contemplated hereby, excluding any bankruptcy filing. Any action taken in violation of the foregoing sentence shall be null and void ab initio. If any involuntary Transfer of any of the Shares shall occur (including, but not limited to, a sale by Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. Upon the request of Parent and at Parent’s expense including any reasonable legal fees, Shareholder shall surrender or cause to be surrendered to the Company any share certificates representing the Shares for imposition of a legend referencing these restrictions on transfer and the fact that the Shares are subject to a voting agreement and an irrevocable proxy in accordance with Section 418(a) of the CGCL.

(b) Shareholder agrees that it shall not become a member of a “group” (as that term is used in Section 13(d) of the Securities Exchange Act) with respect to any shares of Company Common Stock, Company Options, Restricted Securities or any other voting securities of the Company for the purpose of opposing or competing with or knowingly taking any actions inconsistent with the transactions contemplated by the Merger Agreement, provided, however, this Section 3(b) shall not apply if (i) the Merger Agreement shall have been terminated in accordance with its terms or (ii) this Agreement shall have been terminated in accordance with Section 8.

(c) Notwithstanding the foregoing, Shareholder may make (i) Transfers of Shares (A) to any Affiliate, (B) by will or by operation of law or other Transfers to immediate family members, trusts for the benefit of Shareholder or any immediate family member of Shareholder or other Transfers for estate planning purposes, or upon the death of Shareholder, or (C) in connection with bona fide gifts to charitable organizations or other gift Transfers, in which each case described in clauses (A), (B) and/or (C) above, any such transferee shall agree in writing to be bound by this Agreement prior to the consummation of any such Transfer, and (ii) with respect to Shareholder’s Company Options which expire on or prior to the End Date and Restricted Securities that vest on or prior to the End Date, Transfers of Shares to the Company (I) in payment of the exercise price applicable to each such Company Option (II) in order to satisfy required withholding taxes applicable upon the exercise of such Company Options or the vesting of such Restricted Securities, and (iii) other Transfers of Shares as Parent may otherwise agree in writing in its sole discretion.

SECTION 4. Voting of Shares; Grant of Irrevocable Proxy; Appointment of Proxy.

(a) Without in any way limiting Shareholder’s right to vote Shareholder’s Shares in Shareholder’s sole discretion on any other matters that may be submitted to a shareholder vote, consent or other approval, at every meeting of shareholders of the Company called, and at every adjournment or postponement thereof, Shareholder shall, or shall cause the holder of record of the Shares on any applicable record date to, (i) appear at each such meeting or otherwise cause all of Shareholder’s Shares entitled to vote to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all Shares entitled to vote at each such meeting (the “Vote Shares”) (A) in favor of the approval of the Merger Agreement and the principal terms of the Merger and the approval of the other transactions contemplated by the Merger Agreement and/or (B) against (x) any action or agreement that would in any material respect impede, interfere with or prevent the Merger, including, but not limited to, any reorganization, recapitalization or liquidation involving the Company or any Subsidiary of the Company, (y) any Acquisition Proposal and (z) any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Shareholder under this Agreement.

(b) Shareholder hereby irrevocably grants to, and appoints, Parent and any duly appointed designee thereof, Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Shareholder, to attend any meeting of the shareholders of the Company on behalf of Shareholder with respect to the matters set forth in Section 4(a), to include such Shares in any computation for purposes of establishing a quorum at any such meeting of shareholders of the Company, and to vote all Vote Shares, or to grant a consent or approval in respect of the Vote Shares, in connection with any meeting of the shareholders of the Company or any action by written consent in lieu of a meeting of shareholders of the Company in a manner consistent with the provisions of Section 4(a), provided, however, that Shareholder’s grant of the proxy contemplated by this Section 4(b) shall be effective if, and only if, Shareholder has not delivered to the Secretary of the Company at least ten (10) business days prior to such meeting a duly executed proxy card in the form previously approved by Parent and the Company for use at such meeting voting Shareholder’s Shares in the manner consistent with the provisions of Section 4(a), or in the event such proxy card has been thereafter modified or revoked or otherwise fails to provide evidence of Shareholder’s compliance with its obligations under Section 4(a), a proxy card in form and substance reasonably acceptable to Parent. Shareholder hereby affirms that the proxy set forth in this Section 4(b), if it becomes effective pursuant to the foregoing sentence, is given in connection with the execution of the Merger Agreement, and that such proxy is given to secure the performance of the duties of Shareholder under this Agreement, and hereby further affirms that the proxy is coupled with an interest and if it becomes effective pursuant to the foregoing sentence, except as set forth in this Section or in Section 8, is intended to be irrevocable in accordance with the provisions of Section 705 of the CGCL during the term of this Agreement.

(c) Shareholder hereby represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes such proxies.

(d) Notwithstanding the foregoing, Shareholder shall retain at all times the right to vote the Shares owned beneficially and/or of record by it in its sole discretion and without any other limitation on those matters other than those set forth in this Section 4 that are at any time or from time to time presented for consideration to the Company’s shareholders generally.

(e) The obligations set forth in this Section 4 shall apply to Shareholder unless and until the earliest to occur of (x) the termination of this Agreement or the Merger Agreement or as otherwise provided pursuant to Section 8 or (y) there has been and remains in effect a Company Adverse Recommendation Change or a Change of Recommendation.

(f) Shareholder hereby (i) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that Shareholder may have, and (ii) agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective representatives or successors (x) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (y) alleging a breach of any fiduciary duty of any Person in connection with the negotiation and entry into the Merger Agreement.

SECTION 5. Acquisition Proposals; No Solicitation.  Shareholder agrees that any discussions, negotiations or other actions by Shareholder with respect to any Acquisition Proposal will be undertaken by Shareholder solely in Shareholder’s capacity as a director or officer of the Company, and any such actions with respect to any Acquisition Proposal shall be governed by the terms and conditions of the Merger Agreement.

SECTION 6. Directors and Officers. This Agreement shall apply to Shareholder solely in Shareholder’s capacity as the beneficial owner and/or holder of record of Company Common Stock, Company Options, Restricted Securities and/or other equity interests in the Company and not in Shareholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, Shareholder makes no agreement or understanding in this Agreement in Shareholder’s capacity as a director or officer of the Company or any of its Subsidiaries and nothing in this Agreement shall (or shall require Shareholder to attempt to) limit or restrict any actions or omissions of a director and/or officer of the Company or any of its Subsidiaries, including the exercise of his or her fiduciary duties as a director and/or officer of the Company or any of its Subsidiaries or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any of its Subsidiaries or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

SECTION 7. Further Assurances. Each party shall execute and deliver any additional documents and take such further actions as may be reasonably necessary or desirable to carry out all of the provisions hereof, including all of the parties’ obligations under this Agreement, including without limitation to vest in Parent the power to vote the Shares to the extent contemplated by Section 4.

SECTION 8. Termination.

(a) This Agreement, and all rights and obligations of the parties hereunder, shall terminate immediately upon the earliest to occur of the following:

(i)	termination of the Merger Agreement in accordance with its terms;

(ii)	the Effective Time;

(iii)
any change to the terms of the Merger without the prior written consent of Shareholder that (A) reduces the Merger Consideration (subject to adjustments in compliance with Section 1.05(b) of the Merger Agreement) or (B) changes the form of consideration payable in the Merger;

(iv)	the mutual written consent of Parent and Shareholder; or

(v)	December 31, 2013.

(b) Upon termination of this Agreement, all obligations of the parties under this Agreement will terminate (including without limitation the irrevocable proxy granted under Section 4(b) hereof), without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party from liability arising from any willful breach prior to such termination.

(c) Section 11 shall survive the termination of this Agreement.

SECTION 9. Public Announcements. Shareholder agrees that any public announcements by Shareholder relating to the transactions contemplated by this Agreement and the Merger Agreement will solely be in Shareholder’s capacity as a director or officer of the Company, and any such public announcement shall be governed by the terms and conditions of the Merger Agreement, subject to Shareholder’s ability to comply with required disclosures relating to this Agreement under the federal securities laws. Shareholder (i) consents to and authorizes the publication and disclosure by Parent and its Affiliates of Shareholder’s identity and holding of the Shares and the nature of Shareholder’s commitments and obligations under this Agreement in any announcement or disclosure required by the SEC or other Governmental Body, or any other disclosure document in connection with the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement, and (ii) agrees promptly to give to Parent any information it may reasonably require for the preparation of any such disclosure documents; provided, however, that Parent and its Affiliates shall provide Shareholder with a reasonable opportunity to review and comment on such publication and/or disclosure of the name of Shareholder and/or its Affiliates in advance of such publication and/or disclosure, and shall accept any such reasonable and timely comments of the Shareholder. Shareholder agrees to promptly notify Parent of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any shall have become false or misleading in any material respect.

SECTION 10. Adjustments. In the event (a) of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Shares or (b) that Shareholder shall become the beneficial and/or record owner of any additional shares of Company Common Stock after the date of this Agreement, then the terms of this Agreement shall apply to the shares of Company Common Stock owned beneficially and/or of record by Shareholder immediately following the effectiveness of the events described in clause (a) or Shareholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Shares hereunder. In the event that Shareholder shall become the beneficial owner of any other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 4, then the terms of Section 4 shall apply to such other securities as though they were Shares hereunder.

SECTION 11. Miscellaneous.

(a) Notices. All notices, requests, claims, demands or other communications required or permitted under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, sent via electronic mail (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Shareholder, to:

Becker Drapkin Partners (QP), L.P.
Becker Drapkin Partners, L.P.
BD Partners I, L.P.
Becker Drapkin Management, L.P.
500 Crescent Court, Ste 230
Dallas, TX 75201
Attention:  Steven R. Becker
Attention:   Matthew A. Drapkin
E-mail: steve@beckerdrapkin.com
E-mail: matt@beckerdrapkin.com

with a copy to (which shall not constitute notice) to:

Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
Attention:  Richard J. Birns, Esq.
E-mail:  rbirns@bsfllp.com

If to Parent or Merger Sub, to:

212F Holdings LLC
c/o Sycamore Partners Management, L.L.C.
9 West 57th Street, 31st Floor
New York, NY 10019
Attn:  Stefan Kaluzny and
            Peter Morrow
Email: skaluzny@sycamorepartners.com
           pmorrow@sycamorepartners.com

with a copy to (which shall not constitute notice):

Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
Attn: James P. Faley
Email: jfaley@winston.com

and

Law Offices of Gary M. Holihan, P.C.
2345 Larkdale Drive
Glenview, Illinois 60025
Attn: Gary M. Holihan
Email: garyholihan@gmail.com

(b) Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Counterparts. This Agreement may be executed by PDF and in counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(d) Entire Agreement, No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (ii) is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever, other than the Company which is an express third-party beneficiary of Section 4(f) of this Agreement.

(e) Governing Law, Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  In any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (i) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of California (it being agreed that the consents to jurisdiction and venue set forth in this Section 11(e) shall not constitute general consents to service of process in the State of California and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto); (ii) if any such action is commenced in a state court, then, subject to applicable Legal Requirements, any party may petition for the removal of such action to any federal court located in California; and (iii) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 11(a).  The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(f) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY OF PARENT OR ITS AFFILIATES OR THEIR REPRESENTATIVES UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11(F).

(g)  Assignment; Binding Nature. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that Parent and Merger Sub may assign, in their sole discretion and without the consent of any other party, any or all of their rights, interests and obligations hereunder to each other or to one or more direct or indirect wholly-owned Subsidiaries of Parent, and any such assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional direct or indirect wholly-owned Subsidiaries of Parent, in each case to which it assigns its obligations under the Merger Agreement after providing written notice to Shareholder at least two (2) business days prior to such assignment; provided, that no such assignment shall relieve the assigning party of any of their respective obligations under this Agreement. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(h) Severability of Provisions. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner so that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

(i) Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity, and each party waives any requirement for the securing or posting of any bond in connection with the remedies referred to in this Section 11(i).

(j) Amendment. No amendment or modification of this Agreement shall be effective unless it shall be in writing and signed by each of the parties hereto, and no waiver or consent hereunder shall be effective against any party unless it shall be in writing and signed by such party.

(k) No Recourse. Parent and Merger Sub agree that Shareholder (in Shareholder’s capacity as a shareholder of the Company) will not be liable for claims, losses, damages, expenses or other liabilities or obligations resulting from or related to the Merger Agreement, including the Company’s breach of the Merger Agreement.

(l) No Presumption. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(m) No Ownership Interest. Except as otherwise specifically provided herein, nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Shareholder and neither Parent nor Merger Sub shall have any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Person in the voting of any of the Shares (except as otherwise specifically provided herein) or in the performance of Shareholder’s duties or responsibilities as a shareholder of the Company.

[Signature Pages Follow]

CHI:2726018.3

 809284 v5/SD

SIGNATURE PAGE TO

SUPPORT AGREEMENT

IN WITNESS WHEREOF, Parent, Merger Sub and Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

212F HOLDINGS LLC

By:	/s/ Stefan Kaluzny
Name: Stefan Kaluzny
Title: President

HT MERGER SUB INC.

By:	/s/ Stefan Kaluzny
Name: Stefan Kaluzny
Title: President

SIGNATURE PAGE TO

SUPPORT AGREEMENT

BECKER DRAPKIN PARTNERS, (QP), L.P.

By: Becker Drapkin Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-Managing Member

BECKER DRAPKIN PARTNERS, L.P.

By: Becker Drapkin Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-Managing Member

BD PARTNERS I, L.P.

By: Becker Drapkin Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-Managing Member

BECKER DRAPKIN MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker
Name: A Steven R. Becker
Title: Co-Managing Member

SCHEDULE I

NAME AND ADDRESS	COMPANY COMMON STOCK	RESTRICTED STOCK	COMPANY OPTIONS

Becker Drapkin Partners (QP), L.P. 500 Crescent Court, Ste 230 Dallas, TX 75201	934,807	0	0
Becker Drapkin Partners, L.P. 500 Crescent Court, Ste 230 Dallas, TX 75201	132,443	0	0
BD Partners I, L.P. 500 Crescent Court, Ste 230 Dallas, TX 75201	1,318,177	0	0
Becker Drapkin Management, L.P. 500 Crescent Court, Ste 230 Dallas, TX 75201	1,177,675	0	0
TOTAL	3,563,102	0	0

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Hot Topic, Inc., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: March 7, 2013

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BD PARTNERS I, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact